UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 July 2024 entitled ‘VODAFONE ANNOUNCES PRICING OF CASH TENDER OFFERS.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES PRICING OF ITS CASH TENDER OFFERS FOR UP TO $440,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS 6.150% NOTES DUE FEBRUARY 2037 AND UP TO $730,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS 4.375% NOTES DUE FEBRUARY 2043

(Newbury, Berkshire - England) - July 10, 2024 - Vodafone Group Plc ("Vodafone" or the "Company") announced today the pricing of its previously announced offer to purchase for cash (i) up to $440,000,000 aggregate principal amount of its 6.150% Notes due February 2037 (the "2037 Notes") and (ii) up to $730,000,000 aggregate principal amount of its 4.375% Notes due February 2043 (the "2043 Notes" and, together with the 2037 Notes, the "Maximum Tender Offer Notes") upon the terms of, and subject to the conditions in, the offer to purchase dated June 25, 2024 (the "Offer to Purchase"), including the New Financing Condition.

The offers to purchase for cash the Maximum Tender Offer Notes are referred to herein as the "Maximum Tender Offers". Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Maximum Tender Total Consideration and Late Maximum Tender Offer Consideration (as defined in the Offer to Purchase) for the Maximum Tender Offer Notes are set forth in the following table:

Title of Security	CUSIP / ISIN	Outstanding Principal Amount	Series Tender Cap(1)	Reference U.S. Treasury Security	Bloomberg Reference Page(2)	Reference Yield (%)	Fixed Spread (basis points)	Late Maximum Tender Offer Consideration(3)(4)	Maximum Tender Total Consideration(3)(5)
6.150% Notes due February 2037	92857WAQ3/ US92857WAQ33	$1,700,000,000	$440,000,000	4.375% U.S. Treasury due May 15, 2034	FIT1	4.294	100	$1,028.02	$1,078.02
4.375% Notes due February 2043	92857WBD1 / US92857WBD11	$1,400,000,000	$730,000,000	4.625% U.S. Treasury due May 15, 2044	FIT1	4.597	80	$830.90	$880.90

(1)   The Maximum Tender Offers are subject to the applicable series tender cap (each a "Series Tender Cap"), which is specified as an aggregate principal amount of the relevant series of Maximum Tender Offer Notes. The Company will purchase Maximum Tender Offer Notes subject to the applicable Series Tender Caps set forth in the table above. Subject to applicable law, the Company reserves the right, but is under no obligation, to increase, decrease or eliminate any Series Tender Cap with respect to a particular series at any time and in its sole discretion. Any such increase, decrease or elimination could result in the Company purchasing an aggregate principal amount of a series of Maximum Tender Offer Notes having a greater or lesser aggregate principal amount than the applicable amounts set out above.
(2)   The page on Bloomberg from which the Dealer Managers quoted the bid-side price of the applicable Reference U.S. Treasury Security.
(3)   The Maximum Tender Total Consideration and Late Maximum Tender Offer Consideration in respect of each series of the Maximum Tender Offer Notes were calculated at or around 10:00 a.m., New York City time, today (the "Maximum Tender Price Determination Time") in accordance with standard market practice, as described in the Offer to Purchase.

(4)   For each $1,000 principal amount of Maximum Tender Offer Notes validly tendered after 5:00 p.m., New York City time, on July 9, 2024 (the "Early Tender Time") and at or prior to the Maximum Tender Expiration Time (as defined below), and accepted for purchase.

(5)   For each $1,000 principal amount of Maximum Tender Offer Notes validly tendered at or prior to the Early Tender Time, not validly withdrawn and accepted for purchase. The amounts shown already include the Early Tender Premium.

Results of the Maximum Tender Offers at the Early Tender Time were announced on July 10, 2024. Because the aggregate principal amount of 2037 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time exceeded the applicable Series Tender Cap, 2037 Notes will be accepted by the Company on a prorated basis as described in the Offer to Purchase. Subject to the terms and conditions of the Maximum Tender Offers, Holders that validly tendered and did not validly withdraw their Maximum Tender Offer Notes at or prior to the Early Tender Time and whose Maximum Tender Offer Notes are accepted for purchase by the Company will be eligible to receive the Maximum Tender Total Consideration, which is inclusive of the Early Tender Premium, together with an amount equal to the Accrued Interest. The Company expects the Early Tender Settlement Date to occur on the third business day after the Early Tender Time, July 12, 2024.

The offer with respect to the 2043 Notes will expire at 5:00 p.m., New York City time, on July 24, 2024 (such date and time, as the same may be extended, the "Maximum Tender Expiration Time"). Holders that validly tender their 2043 Notes after the Early Tender Time and at or prior to the Maximum Tender Expiration Time will be eligible to receive the Late Maximum Tender Offer Consideration, together with an amount equal to Accrued Interest thereon. Because the Series Tender Cap has been reached with respect to the 2037 Notes as of the Early Tender Time, 2037 Notes validly tendered after the Early Tender Time will not be accepted.

The "Maximum Tender Results Announcement Date" is expected to be July 25, 2024, unless the Maximum Tender Offers are extended. In respect of Maximum Tender Offer Notes that are validly tendered after the Early Tender Time and at or prior to the Maximum Tender Expiration Time and accepted for purchase, the Company expects the Maximum Tender Settlement Date to occur on the second business day after the Maximum Tender Expiration Time, July 26, 2024.

On June 28, 2024, the Company closed the offering of $2,000,000,000 5.750% Notes due 2054 and $1,000,000,000 5.875% Notes due 2064 (together, the "New Notes"). The Company intends to use the cash proceeds from the issuance of the New Notes, together with existing cash balances, to fund the Maximum Tender Offers. As a result, the New Financing Condition has been satisfied with respect to the Maximum Tender Offers.

In addition to the Maximum Tender Total Consideration and Late Maximum Tender Offer Total Consideration, as applicable, Holders whose Maximum Tender Offer Notes are accepted for purchase will be paid the Accrued Interest thereon. Interest will cease to accrue on the applicable Settlement Date for all Maximum Tender Offer Notes accepted in the Maximum Tender Offers.

The consummation of the Maximum Tender Offers and the Company's obligation to accept and pay for the Maximum Tender Offer Notes validly tendered (and not validly withdrawn) pursuant to the Maximum Tender Offers are subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase and subject to the applicable Series Tender Cap. The Company reserves the right, subject to applicable law, to amend or waive any and all conditions to the Maximum Tender Offers.

Holders are advised to check with any intermediary (as defined in the Offer to Purchase) through which they hold Notes as to when such intermediary would need to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Maximum Tender Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for participation in the Maximum Tender Offers may be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The Company has retained Merrill Lynch International and Santander US Capital Markets LLC as Dealer Managers and Kroll Issuer Services Limited as Information and Tender Agent (the "Information and Tender Agent") for the purposes of the Maximum Tender Offers.

Questions regarding procedures for tendering the Maximum Tender Offer Notes may be directed to the Information and Tender Agent at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris. Questions regarding the Maximum Tender Offers may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44 20 7996 5420 (in London) or by email to DG.LM-EMEA@bofa.com and to Santander US Capital Markets LLC at +1 (855) 404-3636 (toll free) or +1 (212) 350-0660 or by email to AmericasLM@santander.us.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Maximum Tender Offers are only being made pursuant to the Offer to Purchase. Holders of the Maximum Tender Offer Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Maximum Tender Offers.

The New Notes were issued pursuant to a registration statement (File No. 333-273441) filed on Form F-3ASR with the United States Securities and Exchange Commission. Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the prospectus dated July 26, 2023, as supplemented by the prospectus supplement dated June 25, 2024 (together, the "Company Prospectus"), and no reliance is to be placed on any representations other than those contained in the Company Prospectus. The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7(1) of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR"), encompassing information relating to the Maximum Tender Offers. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Maximum Tender Offers, this announcement, the Offer to Purchase or any other document or material relating to the Maximum Tender Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Maximum Tender Offers are each being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Maximum Tender Offer Notes that are resident or located in Italy can tender Maximum Tender Offer Notes for purchase in the Maximum Tender Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Maximum Tender Offer Notes and/or the Maximum Tender Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Maximum Tender Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order");(3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Maximum Tender Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Maximum Tender Offers are not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Maximum Tender Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). Neither this announcement, the Offer to Purchase nor any other document or material relating to the Maximum Tender Offers has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Maximum Tender Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Maximum Tender Offers do not constitute a public offering within the meaning of Articles 3, §1, 1 and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Maximum Tender Offers may not be, and are not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, has not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Maximum Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell the Maximum Tender Offer Notes (and tenders of Maximum Tender Offer Notes in the Maximum Tender Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Maximum Tender Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Maximum Tender Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Maximum Tender Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of the Maximum Tender Offer Notes for purchase pursuant to the Maximum Tender Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Maximum Tender Offer Notes for purchase pursuant to the Maximum Tender Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 10, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary